UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

BRIGHT GREEN CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10920G100

(CUSIP Number)

Terry Rafih

1033 George Hanosh Boulevard

Grants, NM 87020

(833) 658-1799

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920G100

1	NAME OF REPORTING PERSON Terry Rafih
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 23,005,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,005,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,005,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.35% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), which became fully vested and non-forfeitable upon the issuance of such shares on December 12, 2022, in accordance with the Executive Employment Agreement entered into between Terry Rafih (the “Reporting Person”) and Bright Green Corporation (the “Issuer”) on September 22, 2022, effective as of September 1, 2022. Does not include 7,000,000 shares of Common Stock, which shall vest and become non-forfeitable on a quarterly basis over a period of two years commencing on December 12, 2022, provided the Reporting Person remains in continuous service on behalf of the Issuer.
(2)	Based on 169,342,300 shares of Common Stock issued and outstanding as of October 28, 2022, as reported in the Issuer’s definitive proxy statement, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 10, 2022.

2

This Schedule 13D is being filed by the Reporting Person with respect to Common Stock of the Issuer.

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 1033 George Hanosh Boulevard, Grants, NM 87020. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Terry Rafih.

(b) The business address of the Reporting Person is c/o Bright Green Corporation, 1033 George Hanosh Boulevard, Grants, NM 87020.

(c) Mr. Rafih is the owner and Chief Executive Officer of Rafih Automotive Group. The principal office of Rafih Automotive Group is 9375 Tecumseh Rd, Windsor, ON N8R 1A1.

(d), (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Canada.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On December 12, 2022, the stockholders of the Issuer approved the issuance of up to 10,00,000 shares of Common Stock to the Reporting Person, in accordance with the Executive Employment Agreement entered into between the Reporting Person and the Issuer on September 22, 2022 (effective as of September 1, 2022). 3,000,000 of such shares of Common Stock became fully vested and non-forfeitable upon stockholder approval on December 12, 2022. The remaining 7,000,000 shares of Common Stock shall vest and become non-forfeitable on a quarterly basis over a period of two years commencing on December 12, 2022, provided the Reporting Person remains in continuous service on behalf of the Issuer.

ITEM 4.	Purpose of Transaction.

The Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s strategic direction. Additionally, in his capacity as stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in such event, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

3

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Schedule 13D are incorporated herein by reference.

The Reporting Person’ aggregate percentage of beneficial ownership is approximately 13.35% of the outstanding Common Stock. Calculations of the percentage is based on 169,342,300 shares of Common Stock issued and outstanding as of as of October 28, 2022, as reported in the Issuer’s definitive proxy statement, filed by the Issuer with the SEC on November 10, 2022.

(c) To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person and any other person with respect to the Common Stock.

ITEM 7.	Material to Be Filed as Exhibits.

Not applicable.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

By:	/s/ Terry Rafih
Name:	Terry Rafih
Title:	Chief Executive Officer & Chairman of the Board

5